QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0145
Expires:	October 31, 2002
Estimated average burden hours per response	14.9

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.[      )]1

Syntroleum Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
871630109

(CUSIP Number)
01-31-02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☐        Rule 13d-1(b)

    ☒        Rule 13d-1(c)

    ☐        Rule 13d-1(d)

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

  13G

  CUSIP No. 871630109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Oakmont Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / /
(b) / /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada corporation

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES
BENEFICIALLY	6	SHARED VOTING POWER 5,019,144
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH
	8	SHARED DISPOSITIVE POWER 5,019,144

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,019,144

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%(see response to Item 4)

12	TYPE OF REPORTING PERSON*
IA/CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 8 pages

13G

CUSIP No. 871630109

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert Day

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / /
(b) / /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF	5	SOLE VOTING POWER -0-
SHARES
BENEFICIALLY	6	SHARED VOTING POWER 5,019,144
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH
	8	SHARED DISPOSITIVE POWER 5,019,144

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,019,144

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%(see response to Item 4)

12	TYPE OF REPORTING PERSON*
HC/IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 8 pages

ITEM 1.

(a)	Name of Issuer:
Syntroleum Corporation

(b)	Address of Issuer's Principal Executive Offices:
1350 South Boulder Suite 1100 Tulsa, Oklahoma 74119-3295

ITEM 2.

(a)	Name of Person Filing:

(b)	Address of Principal Business Office, or if None, Residence:

(c)	Citizenship:
Oakmont Corporation 865 South Figueroa Street Los Angeles, CA 90017 (California Corporation) Robert Day 865 South Figueroa Street Los Angeles, CA 90017 (United States Citizen)

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
871630109

Page 4 of 8 pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with !240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with !240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Page 5 of 8 pages

ITEM 4. OWNERSHIP*

Oakmont Corporation
(a)	Amount beneficially owned:
5,019,144

(b)	Percent of class:

15.1%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
None.

	(ii)	Shared power to vote or to direct the vote:

5,019,144

	(iii)	Sole power to dispose or to direct the disposition of:
None.

	(iv)	Shared power to dispose or to direct the disposition of:
5,019,144

Robert Day**
(a)	Amount beneficially owned:
5,019,144

(b)	Percent of class:

15.1%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
None.

	(ii)	Shared power to vote or to direct the vote:

5,019,144

	(iii)	Sole power to dispose or to direct the disposition of:
None.

	(iv)	Shared power to dispose or to direct the disposition of:
5,019,144

*
The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

**
Shares reported for Robert Day include shares reported for Oakmont Corporation.

Page 6 of 8 pages

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Syntroleum Corp.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         See Item 4.

Item 8. Identification and Classification of Members of the Group.

         Not applicable.

Item 9. Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 5th day of March, 2002.

Oakmont Corporation
By:	/s/ JONATHAN JAFFREY Jonathan Jaffrey Authorized Signatory
Robert Day
By:	/s/ JONATHAN JAFFREY Jonathan Jaffrey Under Power of Attorney dated February 13, 2002 on file with Schedule 13G for Investors Financial Services Corp. dated February 13, 2002.

Page 8 of 8 pages

EXHIBIT A

JOINT FILING AGREEMENT

        The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 5th day of March, 2002.

Oakmont Corporation
By:	/s/ JONATHAN JAFFREY Jonathan Jaffrey Authorized Signatory
Robert Day
By:	/s/ JONATHAN JAFFREY Jonathan Jaffrey Under Power of Attorney dated February 13, 2002 on file with Schedule 13G for Investors Financial Services Corp. dated February 13, 2002.

A-1

QuickLinks

SIGNATURE
EXHIBIT A
JOINT FILING AGREEMENT